                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                               ----------------


                                  FORM 11-K



                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934




                     For the year ended December 31, 1997




                        AFLAC INCORPORATED 401(k) PLAN

                               1932 Wynnton Road
                            Columbus, Georgia 31999




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AFLAC INCORPORATED 401(k) PLAN



Date:  June 26, 1998              By:  /s/ Martin A. Durant, III
                                      ----------------------------------
                                       Martin A. Durant, III
                                       Senior Vice President,
                                       Corporate Services

                      AFLAC INCORPORATED 401(k) PLAN



                             Table of Contents
                             -----------------
                                                                    Page
                                                                    ----


Independent Auditors' Report                                           1

Statements of Net Assets Available for Plan Benefits                   2

Statements of Changes in Net Assets Available for
  Plan Benefits                                                        3

Notes to Financial Statements                                       4-13

Item 27a - Schedule of Assets Held for Investment Purposes            14

Item 27d - Schedule of Reportable Transactions                        15

Exhibit 23 - Independent Auditors' Consent                            16

                           INDEPENDENT AUDITORS' REPORT


The Administrative Committee
AFLAC Incorporated 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the AFLAC Incorporated 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AFLAC Incorporated 401(k) Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the AFLAC Incorporated 401(k) Plan taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          KPMG PEAT MARWICK LLP


June 24, 1998
Atlanta, GA

                      AFLAC INCORPORATED 401(k) PLAN

            Statements of Net Assets Available for Plan Benefits

                                December 31,


                                                    1997            1996
                                                 ----------      ----------
Assets:
  Investments (Note 5):
    Money market funds                          $ 1,781,116     $     4,441
    Mutual funds (cost $15,038,049 in
     1997, $12,650,230 in 1996)                  16,665,210      15,673,288
    AFLAC Incorporated common stock
     (cost $8,086,594 in 1997,
     $7,316,892 in 1996)                         15,604,603      15,214,169
    Participant notes receivable                    938,509               -
                                                 ----------      ----------
         Total investments                       34,989,438      30,891,898
                                                 ----------      ----------

  Receivables:
    Employee contributions                                -          19,297
    AFLAC Incorporated contributions                 89,549       1,433,571
    Accrued interest and dividends                        -             549
                                                 ----------      ----------
         Total receivables                           89,549       1,453,417
                                                 ----------      ----------

  Cash                                            1,285,429       3,702,390
                                                 ----------      ----------

         Total assets                            36,364,416      36,047,705
                                                 ----------      ----------

Liabilities:
  Excess employee contributions payable              13,650          95,831
  Other                                             905,531         117,699
                                                 ----------      ----------

         Total liabilities                          919,181         213,530
                                                 ----------      ----------

         Net assets available for
          plan benefits                         $35,445,235     $35,834,175
                                                 ==========      ==========


See accompanying Notes to Financial Statements.

                      AFLAC INCORPORATED 401(k) PLAN

      Statements of Changes in Net Assets Available for Plan Benefits

                          Years ended December 31,


                                                1997               1996
                                             ----------         ----------
Contributions:
  Participant withholdings                  $ 3,583,036        $ 3,563,785
  Participant transfers
   from other plans                             133,462             50,500
  AFLAC Incorporated matching                 1,536,531          1,433,571
                                             ----------         ----------
    Total                                     5,253,029          5,047,856

Interest and dividend income                  1,391,039          1,581,505
Net realized gains on sale
 of investments                               8,323,481          1,002,292
Change in net unrealized appreciation
 (depreciation) on investments               (1,775,165)         4,710,519
Distributions to participants                (3,115,052)        (1,702,157)
Forfeitures                                    (108,771)           (44,476)
Transfer of Broadcast Division
 Plan assets                                (10,357,501)                 -
                                             ----------         ----------
    Increase (decrease) in net assets          (388,940)        10,595,539

Net assets available
 for plan benefits:
  Beginning of year                          35,834,175         25,238,636
                                             ----------         ----------

  End of year                               $35,445,235        $35,834,175
                                             ==========         ==========


See accompanying Notes to Financial Statements.

                      AFLAC INCORPORATED 401(k) PLAN

                       Notes to Financial Statements
                        December 31, 1997 and 1996


(1)  DESCRIPTION OF THE PLAN

     The AFLAC Incorporated 401(k) Plan (the Plan) was established for the benefit of the employees of AFLAC Incorporated and related companies, American Family Life Assurance Company of Columbus (excluding Japan Branch employees), American Family Life Assurance Company of New York, AFLAC Broadcast Division, AFLAC International, Inc., and Communicorp, Inc. The AFLAC Broadcast Division was sold in 1997. All Plan assets related to the broadcast division were transferred to a trust established by the purchaser.

     The following description provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL.

          The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended and restated in its entirety effective February 1, 1997.

          Eligible employees may voluntarily participate in the Plan on the first day of the month which coincides with or next follows the completion of thirty days of employment. Prior to February 1, 1997, eligible employees could voluntarily participate in the Plan upon completing one year of service and attaining the age of 21.

          The Plan is administered by a plan administrator appointed by the Company's Board of Directors. All Plan expenses are paid by the Company.

     (b)  CONTRIBUTIONS.

          Contributions to the Plan are made by both participants and the Company. For the years 1997 and 1996, participants could contribute through payroll deductions from 1% to 18% of their aggregate compensation, subject to certain limitations. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 1997 and 1996, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' compensation.

     (c)  PARTICIPANT ACCOUNTS.

          An account is maintained for each participant and is credited with participant contributions and investment earnings/losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

     (d)  VESTING.

          Participants are 100% vested in their contributions plus actual investment earnings/losses thereon.

          Participants become vested in the Company's contribution according to the following schedule.

                    Years of Service       Vested Percentage
                    ----------------       -----------------
                       Less than 1                 0%
                           1                      20%
                           2                      40%
                           3                      60%
                           4                      80%
                       5 or more                 100%

          Prior to February 1, 1997, participants were not vested in the Company's contribution until completing five years of service.

          A participant's interest in the Company's contributions is also vested upon termination either because of death or disability or after attaining his/her early retirement date or normal retirement age. Participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures reduce the Company's matching contribution.

     (e)  DISTRIBUTIONS.

          Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the participant's employment or the Plan. Distributions may only be made in the form of a lump-sum cash payment and/or AFLAC Incorporated common stock.

          The Plan permits in-service withdrawals for a participant who is 100% vested in the Company's contribution and has attained age 60.

     (f)  LOANS.

          Beginning in February 1997, participants are allowed to borrow from their accounts. The minimum amount of any loan is $1,000. The maximum amount of any loan is such that when the amount of the loan is added to the outstanding balance of all other loans made to the participant from the Plan (and any other plans maintained by the employer or any related companies) the total does not exceed the lesser of:

            a. 50% of the participant's vested accrued benefit (as
               defined in the Plan); or

            b. $50,000, reduced by the amount, if any, of the highest
               balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

     (g)  AGREEMENTS WITH TRUSTEE.

          The assets of the Plan are held in a trust maintained by Charles Schwab Trust Company (the former trustee was Synovus Trust Company).


(2)  SUMMARY OF ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION.

          The accompanying statements of net assets and changes in net assets have been prepared on the accrual basis of accounting.

     (b)  INVESTMENTS.

          Investments are stated at fair value based upon quotations obtained from national security exchanges or the value as determined by the managers of the money market and mutual funds. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.


(3)  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 1997, that the Plan and related trust are in accordance with applicable sections of the Internal Revenue Code.

     Participants in the Plan are not subject to Federal income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death.


(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.


(5)  INVESTMENT FUNDS

     The following schedules show net assets available for plan benefits as of December 31, 1997 and 1996, and changes in net assets available for plan benefits for the years then ended by investment fund. The investments in the

Schwab Institutional Advantage Money Fund, Dodge & Cox Balanced Fund, Dodge & Cox Stock Fund, Davis New York Venture Fund, Stein Roe Capital
Opportunities Fund and AFLAC Incorporated Common Stock all exceeded five percent of the Plan's net assets available for plan benefits at December 31, 1997.

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                               Net Assets Available for Plan Benefits, Investment Fund Information
                                                          December 31, 1997

                              Schwab         Columbia          Dodge           Dodge           Davis         Stein Roe
                            Institutn'l     Fixed Income       & Cox           & Cox          New York        Capital
                             Advantage       Securities       Balanced         Stock          Venture        Opportuni-
                             Money Fund        Fund             Fund            Fund            Fund         ties Fund
                            ------------    ------------    ------------    ------------    ------------    ------------
Investments:
  Money market funds       $   1,781,116   $           -   $           -   $           -   $           -   $           -
  Mutual funds                         -         392,178       3,046,464       6,248,225       3,746,842       2,711,392
  AFLAC Incorporated
   common stock                        -               -               -               -               -               -
  Participant notes
   receivable                          -               -               -               -               -               -
                            ------------    ------------    ------------    ------------    ------------    ------------
     Total Investments         1,781,116         392,178       3,046,464       6,248,225       3,746,842       2,711,392


Receivables - AFLAC
 Incorporated contributions        5,163           1,911           8,659          11,114          10,508          12,496
Cash                              22,018           8,505          39,079          48,266          46,652          53,290
Excess employee
 contributions payable              (714)           (158)         (1,221)         (2,505)         (1,502)         (1,087)
Other liabilities:
  Accrued transfers                    -               -               -               -               -               -
  Other                           (9,222)            809             530           3,202           1,060           1,094
                            ------------    ------------    ------------    ------------    ------------    ------------
Net assets
 available for
 plan benefits             $   1,798,361   $     403,245   $   3,093,511   $   6,308,302   $   3,803,560   $   2,777,185
                            ============    ============    ============    ============    ============    ============


                                                   (Continued on following page)




                                                                8

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                           Net Assets Available for Plan Benefits, Investment Fund Information  (continued)
                                                          December 31, 1997


                             Templeton           AFLAC         Participant         Cash
                              Foreign        Incorporated         Notes             and
                                Fund         Common Stock      Receivables         Other           Totals
                            ------------     ------------     ------------     ------------     ------------
Investments:
  Money market funds       $           -    $           -    $           -    $           -    $   1,781,116
  Mutual funds                   520,109                -                -                -       16,665,210
  AFLAC Incorporated
   common stock                        -       15,604,603                -                -       15,604,603
  Participant notes
   receivable                          -                -          938,509                -          938,509
                            ------------     ------------     ------------     ------------     ------------
     Total Investments           520,109       15,604,603          938,509                -       34,989,438


Receivables - AFLAC
 Incorporated contributions        2,075           37,623                -                -           89,549
Cash                               8,713          164,305                -          894,601        1,285,429
Excess employee
 contributions payable              (208)          (6,255)               -                -          (13,650)
Other liabilities:
  Accrued transfers                    -                -                -         (880,549)        (880,549)
  Other                                -            5,393          (13,796)         (14,052)         (24,982)
                            ------------     ------------     ------------     ------------     ------------
Net assets
 available for
 plan benefits             $     530,689    $  15,805,669    $     924,713    $           -    $  35,445,235
                            ============     ============     ============     ============     ============







                                                                9

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                               Net Assets Available for Plan Benefits, Investment Fund Information

                                                         December 31, 1996

                                                 Disburse-                                    AFLAC
                                   Master Money    ment   GIC Income  American  Washington Incorporated   Fidelity
                            Cash    Market Fund   Account   Fund 4    Balanced    Mutual   Common Stock   Magellan   Totals
                         --------- ------------  -------- ----------  --------  ---------- ------------   --------   ------
Investments:
  Money market funds     $       - $          - $       - $    4,441 $        - $        - $         - $        - $     4,441
  Mutual funds                   -            -         -          -  3,823,406  8,076,699           -  3,773,183  15,673,288
  AFLAC Incorporated
   common stock                  -            -         -          -          -          -  15,214,169          -  15,214,169
                           --------  -----------  --------  ---------  ---------  ---------  ----------  ---------  ----------
     Total Investments           -            -         -      4,441  3,823,406  8,076,699  15,214,169  3,773,183  30,891,898


Receivables:
  Employee contributions    19,297            -         -          -          -          -           -          -      19,297
  AFLAC Incorporated
   contributions                 -            -         -    147,092    161,862    327,459     585,425    211,733   1,433,571
  Accrued interest and
   dividends                     -            -       549          -          -          -           -          -         549
Cash                       288,562            -         -  2,926,148        151    449,716      37,813          -   3,702,390
Excess employee
 contributions payable           -            -         -     (8,600)   (10,766)   (21,574)    (35,445)   (19,446)    (95,831)
Other liabilities:
  Accrued transfers        (66,295)      66,931      (342)       190     13,325      3,380      (5,920)   (11,269)          -
  Other                   (241,564)     (66,931)     (207)   115,996      3,663     14,294      49,060      7,990    (117,699)
                          --------     --------  --------  ---------  ---------  ---------  ----------  ---------  ----------
     Net assets
      available for
      plan benefits      $       - $          - $       - $3,185,267 $3,991,641 $8,849,974 $15,845,102 $3,962,191 $35,834,175
                          ========  ===========  ========  =========  =========  =========  ==========  =========  ==========





                                                               10

                                                  AFLAC INCORPORATED 401(k) PLAN
                                                   Notes to Financial Statements

                          Changes in Net Assets Available for Plan Benefits, Investment Fund Information
                                                   Year Ended December 31, 1997
                                Schwab    Columbia      Dodge       Dodge        Davis    Stein Roe
                              Instit'nl   Fixed In-     & Cox       & Cox      New York    Capital    Templeton       AFLAC
                              Advantage   come Secu-   Balanced     Stock       Venture   Opportuni-   Foreign    Incorporated
                              Money Fnd   rities Fnd     Fund        Fund        Fund     ties Fund      Fund     Common Stock
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------  ------------
Contributions:
  Participant with-
   holdings                  $   210,597 $    68,373 $   371,717 $   535,040 $   445,964 $   483,448 $   101,199 $   1,366,698
  Participant transfers
   from other plans                7,840         427      22,220      15,602      32,375      14,377       2,709        37,912
  AFLAC Incorporated
   matching                       83,980      28,209     149,617     221,192     181,934     196,460      41,115       574,149
Interest and dividend
 income                          115,212      26,019     282,041     520,241     176,872         204      54,242       167,225
Net realized gains on
 sale of investments                   -       2,208     211,598     650,251     228,765       5,237      15,065     3,480,731
Change in net unrealized
 appreciation (depre-
 ciation) on investments               -       7,554     215,516     715,181     535,151     192,466     (38,707)     (379,268)
Transfer of Broadcast
 Division Plan assets           (680,125)   (136,198) (1,606,597) (2,938,368) (1,071,695)   (564,851)   (187,002)   (3,172,665)
Transfers                      2,589,145     474,215   3,854,490   7,334,242   3,656,712   2,556,488     570,935      (217,361)
Distributions to
 participants                   (397,311)    (55,341)   (318,224)   (615,413)   (297,525)    (54,403)    (11,801)   (1,404,096)
Forfeitures                      (71,668)        (64)     (3,506)     (9,189)     (4,422)     (4,865)       (345)      (14,645)
Participant notes receivable:
  New loans                      (67,364)    (15,719)   (107,068)   (139,425)    (92,856)    (62,256)    (18,506)     (553,978)
  Loan payments                    8,055       3,562      21,707      18,948      12,285      14,880       1,785        75,865
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------  ------------
    Net change                 1,798,361     403,245   3,093,511   6,308,302   3,803,560   2,777,185     530,689       (39,433)
Net assets available
 for plan benefits at
 beginning of year                     -           -           -           -           -           -           -    15,845,102
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------  ------------
Net assets available
 for plan benefits at
 end of year                 $ 1,798,361 $   403,245 $ 3,093,511 $ 6,308,302 $ 3,803,560 $ 2,777,185 $   530,689 $  15,805,669
                              ==========  ==========  ==========  ==========  ==========  ==========  ==========  ============
    (Continued on following page)                              11

                                                  AFLAC INCORPORATED 401(k) PLAN
                                                   Notes to Financial Statements

                      Changes in Net Assets Available for Plan Benefits, Investment Fund Information (continued)
                                                   Year Ended December 31, 1997
                              Partici-            GIC
                              pant Notes        Income         American       Washington       Fidelity
                              Receivable        Fund 4         Balanced         Mutual         Magellan          Totals
                              ----------      ----------      ----------      ----------      ----------      -----------
Contributions:
  Participant with-
   holdings                  $         -     $         -     $         -     $         -     $         -     $  3,583,036
  Participant transfers
   from other plans                    -               -               -               -               -          133,462
  AFLAC Incorporated
   matching                            -          59,875               -               -               -        1,536,531
Interest and dividend
 income                           43,328           5,655               -               -               -        1,391,039
Net realized gains on
 sale of investments                   -               -         578,509       2,560,826         590,291        8,323,481
Change in net unrealized
 appreciation (depre-
 ciation) on investments               -               -        (452,725)     (2,144,200)       (426,133)      (1,775,165)
Transfer of Broadcast
 Division Plan assets                  -               -               -               -               -      (10,357,501)
Transfers                              -      (3,259,397)     (4,128,191)     (9,288,174)     (4,143,104)               -
Distributions to
 participants                    (18,633)          8,600          10,766          21,574          16,755       (3,115,052)
Forfeitures                          (67)              -               -               -               -         (108,771)
Participant notes receivable:
  New loans                    1,057,172               -               -               -               -                -
  Loan payments                 (157,087)              -               -               -               -                -
                              ----------      ----------      ----------      ----------      ----------      -----------
    Net change                   924,713      (3,185,267)     (3,991,641)     (8,849,974)     (3,962,191)        (388,940)
Net assets available
 for plan benefits at
 beginning of year                     -       3,185,267       3,991,641       8,849,974       3,962,191       35,834,175
                              ----------      ----------      ----------      ----------      ----------      -----------
Net assets available
 for plan benefits at
 end of year                 $   924,713     $         -     $         -     $         -     $         -     $ 35,445,235
                              ==========      ==========      ==========      ==========      ==========      ===========

                                                               12

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                          Changes in Net Assets Available for Plan Benefits, Investment Fund Information
                                                   Year Ended December 31, 1996

                                                 GIC                                      AFLAC
                                                Income     American    Washington   Incorporated      Fidelity
                                  Cash          Fund 4     Balanced      Mutual     Common Stock      Magellan       Totals
                                  -----         ------     --------    ----------   -------------     --------       ------
Contributions:
  Participant withholdings        $  80    $   337,933    $ 420,142    $  815,385    $ 1,405,796    $  584,449    $ 3,563,785
  Participant transfers
   from other plans                   -         33,401        1,798         2,895          5,992         6,414         50,500
  AFLAC Incorporated matching         -        147,092      161,862       327,459        585,425       211,733      1,433,571
Interest and dividend income          -           (983)     336,152       594,786        105,303       546,247      1,581,505
Net realized gains on sale
  of investments                      -        503,949       20,433        45,077        400,452        32,381      1,002,292
Change in net unrealized
  appreciation (depreciation)
  on investments                      -       (341,495)      69,585       749,673      4,428,200      (195,444)     4,710,519
Transfers                          (113)        84,858       88,084        46,997        (86,955)     (132,871)             -
Distributions to participants        33       (168,457)    (174,479)     (301,830)      (867,300)     (190,124)    (1,702,157)
Forfeitures                           -         (1,544)      (2,858)       (7,870)       (16,824)      (15,380)       (44,476)
                                   ----     ----------    ---------     ---------     ----------     ---------      ---------
    Net change                        -        594,754      920,719     2,272,572      5,960,089       847,405     10,595,539

Net assets available for plan
 benefits at beginning of year        -      2,590,513    3,070,922     6,577,402      9,885,013     3,114,786     25,238,636
                                   ----     ----------    ---------     ---------     ---------      ---------     ----------

Net assets available for plan
 benefits at end of year          $   -    $ 3,185,267    $3,991,641   $8,849,974    $15,845,102    $3,962,191    $35,834,175
                                   ====     ==========     =========    =========     ==========     =========     ==========








                                                               13

                                                              Schedule 1

                        AFLAC INCORPORATED 401(k) PLAN

         Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997


  Description               Shares/Units          Cost       Current Value
---------------             ------------        --------     -------------

Money Market Funds
------------------
Schwab Institutional
  Advantage Money Fund        1,781,116       $ 1,781,116    $ 1,781,116
                                               ----------     ----------


Mutual Funds
------------
Columbia Fixed Income
  Securities Fund                29,245           384,624        392,178
Davis New York Venture Fund     167,794         3,211,691      3,746,842
Dodge & Cox Balanced Fund        45,619         2,830,948      3,046,464
Dodge & Cox Stock Fund           66,070         5,533,044      6,248,225
Stein Roe Capital
  Opportunities Fund             90,864         2,518,926      2,711,392
Templeton Foreign Fund           52,272           558,816        520,109
                                               ----------     ----------
     Total Mutual Funds                        15,038,049     16,665,210
                                               ----------     ----------

Common Stock
------------
  AFLAC Incorporated*           304,997         8,086,594     15,604,603

Participant notes receivable                      938,509        938,509
                                               ----------     ----------



Total Investments                             $25,844,268    $34,989,438
                                               ==========     ==========



* Indicates party-in-interest per Erisa Section 406.

                                                                                                                    Schedule 2
                                                 AFLAC INCORPORATED 401(k) PLAN

                                        Item 27d - Schedule of Reportable Transactions

                                                  Year Ended December 31, 1997
                                                                                           Current Value
                                              Purchase       Selling                         of Asset on             Net
       Description                              Price         Price           Cost        Transaction Date      Gain/(Loss)
     ---------------                         ----------     ----------     ----------     ----------------      -----------
Purchases:
  American Balanced Fund                    $   180,672    $         -    $   180,672     $      180,672       $         -
  Washington Mutual Investors Fund            1,246,630              -      1,246,630          1,246,630                 -
  AFLAC Incorporated Common Stock*            4,320,491              -      4,320,491          4,320,491                 -
  Fidelity Magellan Fund                        218,593              -        218,593            218,593                 -
  Schwab Institutional Advantage
    Money Fund                                3,980,552              -      3,980,552          3,980,552                 -
  Columbia Fixed Income Securities Fund         635,202              -        635,202            635,202                 -
  Dodge & Cox Balanced Fund                   5,161,203              -      5,161,203          5,161,203                 -
  Dodge & Cox Stock Fund                     10,293,909              -     10,293,909         10,293,909                 -
  Davis New York Venture Fund                 5,356,581              -      5,356,581          5,356,581                 -
  Stein Roe Capital Opportunities Fund        3,422,830              -      3,422,830          3,422,830                 -
  Templeton Foreign Fund                        832,289              -        832,289            832,289                 -

Sales:
  American Balanced Fund                              -      4,129,862      3,551,353          4,129,862           578,509
  Washington Mutual Investors Fund                    -      9,739,955      7,179,129          9,739,955         2,560,826
  AFLAC Incorporated Common Stock*                    -      7,031,520      3,550,789          7,031,520         3,480,731
  Fidelity Magellan Fund                              -      4,155,934      3,565,643          4,155,934           590,291
  Schwab Institutional Advantage
    Money Fund                                        -      2,199,436      2,199,436          2,199,436                 -
  Columbia Fixed Income Securities Fund               -        252,786        250,578            252,786             2,208
  Dodge & Cox Balanced Fund                           -      2,541,853      2,330,255          2,541,853           211,598
  Dodge & Cox Stock Fund                              -      5,411,116      4,760,865          5,411,116           650,251
  Davis New York Venture Fund                         -      2,373,655      2,144,890          2,373,655           228,765
  Stein Roe Capital Opportunities Fund                -        909,141        903,904            909,141             5,237
  Templeton Foreign Fund                              -        288,538        273,473            288,538            15,065


* Indicates party-in-interest per Erisa Section 406.





                                                               15



















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